SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (No fee required)

For the fiscal year ended:   December 31, 2008

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (No fee required)

For the transition period from ____ to ____

Commission file number:     0-23322

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Cascade Bancorp
Employees’ 401(k) Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cascade Bancorp
1100 N.W. Wall Street
Bend, Oregon  97701

REQUIRED INFORMATION

ITEM 1.	FINANCIAL STATEMENTS AND SCHEDULES

These statements and schedules are listed below in the Table of Contents.

ITEM 2.	EXHIBITS

23.1	Consent of DELAP LLP
23.2	Consent of Symonds, Evans & Company, P.C.
32.1	Certification of Executive Vice President/Chief Human Resource Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Cascade Bancorp Employees’ 401(k) Profit Sharing Plan (Name of Plan)

Date: June 26, 2009	By:	/s/ Peggy L. Biss
Cascade Bancorp
Plan Administrator

CASCADE BANCORP EMPLOYEES’
401(k) PROFIT SHARING PLAN

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL SCHEDULE

Years ended December 31, 2008 and 2007

CASCADE BANCORP EMPLOYEES’
401(k) PROFIT SHARING PLAN

INDEX TO FINANCIAL STATEMENTS
AND
SUPPLEMENTAL SCHEDULE

Years ended December 31, 2008 and 2007

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Trustees of the
Cascade Bancorp Employees'
401(k) Profit Sharing Plan

We have audited the accompanying statement of net assets available for benefits of the Cascade Bancorp Employees' 401(k) Profit Sharing Plan (the Plan) as of December 31, 2008, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements as of December 31, 2007, and for the year then ended, were audited by Symonds, Evans & Company, P.C., who merged with Delap LLP as of June 1, 2009, and whose report dated June 26, 2008, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2008 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the 2008 basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year), referred to as "supplemental information," is presented for the purpose of additional analysis and is not a required part of the 2008 basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan's management. The supplemental information has been subjected to the auditing procedures applied in the audit of the 2008 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2008 basic financial statements taken as a whole.

Lake Oswego, Oregon
June 25, 2009

CASCADE BANCORP EMPLOYEES’
401(k) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2008 and 2007

	2008	2007
ASSETS

Investments, at fair value:
Shares of registered investment companies	$15,156,523	$19,573,027
Corporate common stock - Cascade Bancorp Stock Fund	2,134,509	2,849,521
Participant notes receivable	215,487	183,590

Total investments	17,506,519	22,606,138

Receivables:
Employer matching contribution	-	1,070,472
Employer profit sharing contribution	-	929,528
Participant contributions	-	437

Total receivables	-	2,000,437

Net assets available for benefits	$17,506,519	$24,606,575

See accompanying notes.

CASCADE BANCORP EMPLOYEES’
401(k) PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years ended December 31, 2008 and 2007

	2008	2007

Additions (deductions) to net assets attributed to:
Investment income (loss):
Net depreciation in fair value of investments	$(9,365,684)	$(2,779,411)
Interest and dividends	532,168	1,150,465

	(8,833,516)	(1,628,946)

Contributions:
Participant salary deferrals	2,006,369	1,778,246
Employer	1,161,461	1,993,172
Participant rollovers	140,978	586,767

	3,308,808	4,358,185

Total additions (deductions)	(5,524,708)	2,729,239

Deductions from net assets attributed to -
Benefits paid to participants	1,575,348	1,952,006

Net increase (decrease)	(7,100,056)	777,233

Net assets available for benefits:
Beginning of year	24,606,575	23,829,342

End of year	$17,506,519	$24,606,575

See accompanying notes.

CASCADE BANCORP EMPLOYEES’
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2008

1.	Description of the Plan

The following description of the Cascade Bancorp Employees’ 401(k) Profit Sharing Plan (the Plan) provides only general information.  Reference should be made to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all employees of Cascade Bancorp and its subsidiary, Bank of the Cascades (collectively, “the Employer”), who have completed 30 days of service (six months prior to January 1, 2008) and are at least 18 years of age.  The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Plan is administered by a committee designated by the Employer. The Hartford Financial Services Group, Inc. (The Hartford) (formerly, “MFS Investment Management”) is the custodian for the Plan’s investments (except for the Cascade Bancorp Stock Fund). Reliance Trust Company (Reliance) is the custodian for the Plans’ investments in the Cascade Bancorp Stock Fund. The Hartford  and Reliance are collectively referred to as “the Custodian.” National Associates, Inc. N.W. (National) and Hartford Retirement Services, LLC (formerly, “Sun Life Retirement Services (U.S.), Inc.”) (Hartford Retirement) provide plan administration services. National and Hartford Retirement are collectively referred to as “the Plan Administrator.”

Automatic enrollment

Effective January 1, 2008, employees who are eligible to participate in the Plan are automatically enrolled in the Plan and deemed to have elected a deferral rate of 3% of their annual compensation unless they affirmatively elect not to participate or elect a different deferral rate.

Contributions

The Plan includes a salary deferral provision which provides for both pre-tax contributions and, effective January 1, 2008, after-tax Roth 401(k) contributions. Each participant may elect to contribute to the Plan a portion of his or her total annual compensation up to the maximum allowed under the Internal Revenue Code (the IRC).  Such contributions are withheld from compensation as payroll deductions and are paid to the Plan by the Employer.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (i.e., rollover contributions).  At the Employer’s discretion, the Employer may make matching and/or profit sharing contributions up to the maximum allowed under the IRC.  Participants must be employed on the last day of the Plan year and meet all other eligibility requirements to receive their share of the Employer’s contributions for that respective year.  For the years ended December 31, 2008 and 2007, the Employer approved matching contributions aggregating $1,161,461 and $1,070,472, respectively, which represented 100% of each participant’s contributions up to a maximum Employer contribution of 6% of the participant’s compensation.  There were no discretionary non-elective profit sharing contributions for the year ended December 31, 2008. The Employer approved discretionary non-elective profit sharing contributions of $929,528 for the year ended December 31, 2007. The Employer’s contributions are funded on or before the filing of the Employer’s annual tax return.

CASCADE BANCORP EMPLOYEES’
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2008

1.	Description of the Plan (continued)

Participants’ accounts

A separate account is maintained for each participant of the Plan.  Each participant’s account is credited (charged) with the participant’s contributions and allocations of (a) the Employer’s matching contributions, (b) the Employer’s profit sharing contributions (if any), and (c) the Plan’s net earnings (losses).

A participant’s share of the Employer’s profit sharing contributions is allocated based upon the participant’s proportionate share of the total compensation (as defined in the Plan document) paid during the year to all participants in the Plan.  Earnings (losses) for each investment fund are allocated to the participant accounts based on the individual participant’s account balance as compared to the related fund’s total balance.  All forfeitures are used to reduce future Employer contributions. Participant accounts forfeited during the years ended December 31, 2008 and 2007 were $158,576 and $113,392, respectively. At December 31, 2008 and 2007, there was $161,751 and $113,392, respectively, of unallocated forfeitures available to reduce future Employer contributions.  The 2007 unallocated forfeitures were used to reduce 2007 accrued Employer contributions paid to the Plan in 2008.

Vesting

Participants are immediately vested in their elective contributions, all rollovers from other qualified plans, and the actual earnings (losses) on these contributions and rollovers.  These amounts cannot be forfeited for any reason.  Vesting in the participants’ share of the Employer’s contributions and the actual earnings (losses) thereon is based on years of credited service, as follows:

Years of	Vesting
credited service	percentage

Less than 2	0%
2	20%
3	40%
4	70%
5 or more	100%

Participants earn one year of credited service for each 12 consecutive month period in which the participant is credited with 1,000 hours of service, as defined by the Plan. In addition, upon death, disability, normal retirement at age 65 or older, or early retirement at age 55 and five years of service, participants become fully vested in their share of the Employer’s contributions and the actual earnings (losses) thereon.

Participant notes receivable

In certain cases of financial hardship, participants may elect to borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the vested total of their account balance, reduced by their highest outstanding loan balance in the preceding 12 months.  Notes receivable transactions are treated as transfers to (from) the applicable investment fund from (to) the participant notes receivable fund.  Participant borrowings are evidenced by notes and are secured by up to 50% of the total vested balance in the participant’s account.  The notes receivable generally are repayable over a maximum of five years and bear interest at a rate commensurate with local prevailing rates - as determined monthly by the Plan administrator - which is fixed at the time of the note.  Principal and interest payments are paid ratably through payroll deductions.  The interest rates on participant notes receivable outstanding at December 31, 2008 ranged from 4.25% to 9.25%.

CASCADE BANCORP EMPLOYEES’
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2008

1.	Description of the Plan (continued)

Payment of benefits

Upon retirement, death, disability, or separation of service, participants (or their beneficiaries) may elect to receive part or all of the balance in their accounts in a lump-sum payment in accordance with the appropriate provisions of the IRC and applicable state laws.  Also, hardship withdrawals of participants’ contributions are allowed under certain circumstances as described in the Plan document.

Trustee and administrative expenses

At the Employer’s discretion, all expenses of the Plan have been paid directly by the Employer.

Plan amendment

Effective January 1, 2008, the Plan was amended to (a) allow participants to make deferrals on incentives and commissions in addition to base compensation, (b) allow employees to begin making salary deferrals the first month following 30 days of employment instead of after six months of employment, (c) allow payments of Employer matching contributions to be remitted to the Plan on a per-pay-period basis instead of an annual basis, with a final “true-up” calculation to be made on a full Plan year basis, (d) add a Roth 401(k) option to the Plan, and (e) add an auto-enrollment feature that provides for a 3% deferral rate to the Plan, unless eligible employees elect otherwise.

2.	Summary of significant accounting policies

Basis of accounting

The accompanying financial statements and supplemental schedule have been prepared on the accrual basis of accounting.

Use of estimates

The preparation of financial statements and supplemental schedules in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

CASCADE BANCORP EMPLOYEES’
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2008

2.	Summary of significant accounting policies (continued)

Investment valuation

The Plan’s investments in shares of registered investment companies and the Cascade Bancorp Stock Fund are stated at fair value. Participant notes receivable are valued at cost, which approximates fair value. See Note 6 for a discussion of fair value measurements.

Purchases and sales of investments are recorded on a trade-date basis.

The Plan invests in various investment funds.  Investment funds are exposed to certain risks such as interest rate, market, and credit risks.  Due to the level of risk associated with these investment funds, it is at least reasonably possible that changes in the values of investment funds will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the accompanying financial statements and supplemental schedule. For risks regarding investment in the common stock of the Employer – which is the primary investment held by the Cascade Bancorp Stock Fund – participants should refer to the Cascade Bancorp Annual Report on Form 10-K for the year ended December 31, 2008.  As of June 25, 2009, the per share value of the Employer’s common stock had declined in value by approximately 78% as compared to December 31, 2008.

Income recognition

Salary deferral contributions from the participants are accrued in the period in which they are deducted from wages in accordance with compensation deferral agreements.  Participant rollover contributions are recorded when they are received by the Plan.  Employer matching contributions are accrued as earned by the participants.  Employer profit sharing contributions are accrued in the period in which they are approved by the Employer’s Board of Directors.

The change in fair value of the Plan’s investments from one year to the next is recorded as net depreciation in fair value of investments in the accompanying statements of changes in net assets available for benefits.  Net depreciation in fair value of investments also includes realized gains and losses on such investments during the year.

Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of benefits

Benefits are recorded when paid. At December 31, 2008 and 2007, there were no amounts allocated to participants who had elected to withdraw from the Plan but had not yet been paid.

3.	Investments

All investments are participant-directed.  As of December 31, 2008, 19 registered investment companies and the Cascade Bancorp Stock Fund were available as investment options.  Participants should refer to the investment funds’ prospectuses for a complete description of the individual investment funds.

CASCADE BANCORP EMPLOYEES’
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2008

3.	Investments (continued)

The following table presents investments that represent 5% or more of the Plan’s net assets available for benefits at December 31, 2008 and 2007:

	2008	2007

Corporate common stock - Cascade Bancorp Stock Fund	$2,134,509	$2,849,521

Shares of registered investment companies:
MFS Fixed Fund - Institutional	2,179,723	*
Davis New York Venture Fund A	1,570,331	2,577,316
MFS Research International Fund	1,557,432	2,514,507
T. Rowe Price Retirement 2020 Advantage	1,291,066	1,559,406
American Funds Growth Fund of America R3	1,239,798	1,945,030
MFS Utilities Fund R3	1,143,889	1,875,647
Thornburg Core Growth Fund A	*	1,356,865

*	Investment did not exceed 5% of net assets available for benefits as of either December 31, 2008 or 2007.

During the years ended December 31, 2008 and 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

	2008	2007

Shares of registered investment companies	$(7,758,254)	$370,607
Corporate common stock	(1,607,430)	(3,150,018)

	$(9,365,684)	$(2,779,411)

4.	Related party transactions

A portion of the Plan’s investments are invested in the common stock of the Employer. Consequently, transactions involving these investments qualify as party-in-interest transactions. In addition, the Employer is the sponsor of the Plan and paid substantially all of the Plan’s expenses during the years ended December 31, 2008 and 2007, and certain of the Plan’s trustees are participants in the Plan.

CASCADE BANCORP EMPLOYEES’
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2008

5.	Plan termination and amendment

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.  In the event of the Plan’s termination, participants would become fully vested in their accounts.  Additionally, the Employer has the authority to amend the Plan at its discretion, except that no funds can revert from the Plan to the Employer.

6.	Fair value of financial instruments

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements (SFAS 157).  SFAS 157 defines fair value, establishes a framework for measuring fair value under current accounting pronouncements that require or permit fair value measurement, and enhances disclosures about fair value measurements. The Plan adopted SFAS 157 effective January 1, 2008.

The fair value framework under SFAS 157 requires the categorization of financial assets and financial liabilities into three levels based upon the assumptions used to value the assets or liabilities.  Level 1 provides the most reliable measure of fair value, whereas Level 3, if applicable, generally would require significant management judgment.  The three levels for categorizing assets and liabilities under SFAS 157’s fair value measurement requirements are as follows:

•
Level 1 – Quoted prices in active markets for identical assets: Fair value of the asset or liability is determined using observable inputs such as quoted prices in active markets for identical assets or liabilities;

•
Level 2 – Significant other observable inputs:  Fair value of the asset or liability is determined using inputs other than quoted prices that are observable for the applicable asset or liability, either directly or indirectly, such as quoted prices for similar (as opposed to identical) assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active; and

•
Level 3 – Significant unobservable inputs:  Fair value of the asset or liability is determined using unobservable inputs that reflect the Plan’s own assumptions regarding the applicable asset or liability.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for the Plan’s financial instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy:

Shares of registered investment companies

These investments are mutual funds which are valued at quoted market prices, which represent the net asset value (NAV) of shares held by the Plan at year end. The NAV is based on the value of the underlying assets owned by the fund, less its liabilities, divided by the number of shares outstanding. The NAV is a quoted price in an active market and is classified within level 1 of the valuation hierarchy.

CASCADE BANCORP EMPLOYEES’
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2008

6.	Fair value of financial instruments (continued)

Cascade Bancorp Stock Fund

The Cascade Bancorp Stock Fund consists primarily of common stock of the Employer, and certain cash and cash equivalents. The value of the Employer common stock is based on the closing price reported on the NASDAQ stock market and is classified within level 1 of the valuation hierarchy.

Participant notes receivable

Participant notes receivable are valued at cost plus accrued interest - which approximates fair value - and are classified within level 3 of the valuation hierarchy.

The following are the Plan’s assets measured at fair value on a recurring basis at December 31, 2008:

		Significant
	Quoted Prices	Other	Significant
	in Active Markets	Observable	Unobservable
	for Identical Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Investments:
Shares of registered
investment companies	$15,156,523	$-	$-	$15,156,523

Corporate common stock -
Cascade Bancorp Stock Fund	2,134,509	-	-	2,134,509
Participant notes receivable	-	-	215,487	215,487
Total	$17,291,032	$-	$215,487	$17,506,519

At December 31, 2008, the Plan had no financial liabilities measured at fair value on a recurring basis, and had no financial assets or financial liabilities measured at fair value on a nonrecurring basis.

The changes in the Plan’s investments categorized as Level 3 during the year ended December 31, 2008 were as follows:

	Balance at	Issuances,	Balance at
	December 31,	Repayments, and	December 31,
	2007	Settlements, Net	2008
Participant notes receivable	$183,590	$31,897	$215,487

CASCADE BANCORP EMPLOYEES’
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2008

7.	Income tax status

The Employer adopted a non-standardized Prototype Defined Contribution Plan and Trust (the Prototype Plan) developed by National. The Internal Revenue Service (IRS) has determined and informed the Employer by a letter dated December 31, 2004, that the Plan and related trust are designed in accordance with the applicable sections of the IRC. In addition, the IRS has determined and informed National by a letter dated March 31, 2008, that the Prototype Plan is designed in accordance with the applicable sections of the IRC. Although the Plan has been amended since receiving these letters, the Plan Administrator and the Plan’s legal counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.  Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of December 31, 2008 and 2007.  Consequently, no provision for income taxes has been included in the accompanying financial statements.

8.	Reconciliation of financial statements to the Form 5500

The following are reconciliations of total contributions and benefits paid to participants according to the financial statements to the Form 5500 for the years ended December 31, 2008 and 2007:

	2008	2007

Total contributions according to the financial
statements	$3,308,808	$4,358,185
Forfeitures	158,576	113,392

Total contributions according to the Form 5500	$3,467,384	$4,471,577

Benefits paid to participants according to the
financial statements	$1,575,348	$1,952,006
Forfeitures	158,576	113,392

Benefits paid to participants according to the
Form 5500	$1,733,924	$2,065,398

Forfeitures of participants’ nonvested account balances are recorded as reductions of Employer contributions in the accompanying financial statements; such forfeitures are recorded as benefit payments on the Form 5500.

CASCADE BANCORP EMPLOYEES’
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2008

9.	Subsequent event

Effective January 1, 2009, the Plan was restated to adopt certain provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001.  The effects of this Plan restatement are primarily as follows:

•	Cascade Bancorp is the Signatory Employer; Bank of the Cascades is the Participating Employer.
•	Participant rollover contributions into the Plan may consist only of pre-tax participant account balances.
•
Forfeited participant account balances may be used by the Employer to pay expenses of the Plan.  Any forfeitures not used to pay Plan expenses will be used to offset any Employer contributions for that year.

•	Employer matching contributions will be calculated on a payroll-by-payroll basis. Prior to this restatement, Employer matching contributions were calculated on a Plan year basis.
•	In-service distributions may be made from all fully vested accounts except Roth 401(k) accounts.
•	Hardship distributions may only be made to active employees.

SUPPLEMENTAL SCHEDULE

CASCADE BANCORP EMPLOYEES’
401(k) PROFIT SHARING PLAN

SCHEDULE H, Line 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN:  93-0658404
PLAN:  001

December 31, 2008

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value

CORPORATE COMMON STOCK -
*	Cascade Bancorp	Cascade Bancorp Stock Fund	**	$2,134,509
		(218,408.828 units)

SHARES OF REGISTERED INVESTMENT COMPANIES:
	MFS Investment Management	MFS Fixed Fund - Institutional	**	2,179,723
		(2,179,723.260 units)

	Davis Funds	Davis New York Venture Fund A	**	1,570,331
		(66,483.114 units)

	MFS Investment Management	MFS Research International Fund	**	1,557,432
		(145,963.595 units)

	T. Rowe Price Retirement Funds, Inc.	T. Rowe Price Retirement 2020 Advantage	**	1,291,066
		(116,627.471 units)

	American Funds	American Funds Growth Fund of America R3	**	1,239,798
		(61,376.165 units)

	MFS Investment Management	MFS Utilities Fund R3	**	1,143,889
		(98,019.605 units)

	T. Rowe Price Retirement Funds, Inc.	T. Rowe Price Retirement 2010 Advantage	**	858,295
		(76,839.303 units)

	T. Rowe Price Retirement Funds, Inc.	T. Rowe Price Retirement 2030 Advantage	**	790,850
		(71,247.755 units)

	MFS Investment Management	MFS Value Fund R3	**	721,270
		(41,215.417 units)

	Thornburg Investment Management	Thornburg Core Growth Fund A	**	659,559
		(67,577.741 units)

	MFS Investment Management	MFS Bond Fund R3	**	581,439
		(55,322.474 units)

*      A party-in-interest as defined by ERISA.
**      Cost omitted for participant-directed investments.

See accompanying notes.

CASCADE BANCORP EMPLOYEES’
401(k) PROFIT SHARING PLAN

SCHEDULE H, Line 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR) (continued)
EIN:  93-0658404
PLAN:  001

December 31, 2008

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value

	American Beacon Advisors, Inc.	American Beacon Small-Cap Value Fund I	**	$524,196
		(44,536.615 units)

	T. Rowe Price Retirement Funds, Inc.	T. Rowe Price Retirement 2040 Advantage	**	458,898
		(41,604.543 units)

	Columbia Management	Columbia Acorn Fund A	**	443,454
		(25,752.252 units)

	MFS Investment Management	MFS Total Return Fund R3	**	375,829
		(32,823.518 units)

	Goldman Sachs	Goldman Sachs Mid Cap Value Fund A	**	344,310
		(15,607.908 units)

	The Dreyfus Corporation	Dreyfus Basic S&P 500 Stock Index Fund A	**	190,832
		(10,393.911 units)

	T. Rowe Price Retirement Funds, Inc.	T. Rowe Price Retirement Income Advantage	**	177,800
		(17,228.660 units)

	T. Rowe Price Retirement Funds, Inc.	T. Rowe Price Retirement 2050 Advantage	**	47,552
		(7,694.311 units)

	TOTAL SHARES OF REGISTERED INVESTMENT COMPANIES			15,156,523

PARTICIPANT NOTES RECEIVABLE -
*	Participant loans	Participant notes receivable with interest
		fixed at prime lending rate plus
		1.00% at time of borrowing
		(4.25% - 9.25%)	-	215,487

		Total investments		$17,506,519

*      A party-in-interest as defined by ERISA.
**      Cost omitted for participant-directed investments.

See accompanying notes.